FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of February 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X        Form 40-F
                                ---                ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ----------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes     No X
                                  ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------.

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Report No. 1:

Uncosolidated Results of Operation for year 2003 prepared under Czech accounting standards (see the attached Exhibit).

Report No. 2:

Profit generated by CEZ rose by more than 107 percent and reached CZK 13.9 billion.

Last year, CEZ energy utility netted CZK 13,931 million, which represents an increase of CZK 7.2 billion, i.e., 107.5 percent compared to the preceding year (audited unconsolidated results under Czech accounting standards). This result was achieved namely due to the one-time income on the sale of 66% share in CEPS (transmission network operator), with the difference between the sale price and net book value amounting to CZK 12.5 billion. Operating profit of CEZ rose by CZK 0.7 billion, i.e., by 8.6%. Such increase was positively influenced, among others, by a CZK 5.1 billion increase in revenues from the sale of electricity attained by CEZ despite the 6% decrease in the sale price of electricity in the Czech Republic.


"We are pleased that despite the decrease in the electricity prices for domestic off-takers in 2003, we managed to increase the revenues from electricity, including support services, by 11 percent, namely due to significantly higher sale volumes. In spite of a CZK 2.2 billion increase in depreciation related to putting Temelin nuclear power plant in test operation, our operating results rose by CZK 0.7 billion. The selected business strategy thus proved to be successful", said CEZ Board Director and Strategy Executive Manager, Petr Voboril.

CEZ raised the sale of electricity y/y by more than 10%, with the electricity prices in the Czech Republic decreasing by 6%, and export prices increasing by 15%. CEZ expects a successful electricity sale this year as well. Approximately 96% of the electricity sale volume anticipated to be sold this year in the domestic market was sold as early as at December 31, 2003, while on the same date of the preceding year it was 92%.

CEZ power plants generated 60,934 GWh of electricity, thus exceeding the highest generation reached last year (54,118 GWh) by more than 12.6 percent. CEZ coal power plants generated 34,044 GWh of electricity (1.5 percent more than in 2002), which represents 55.9% share of the total generation of CEZ. As a result of the power units of Temelin nuclear power plant being put in test operation, generation of nuclear power increased by more than 38 percent to 25,872 GWh, thus representing 42.5% share of the total CEZ output. Due to dry weather and power plants in Orlik and Stechovice being still damaged by floods, water power plants generated only 1,018 GWh of electricity, i.e., 45 percent less than in the preceding year.

CEZ's investment (excluding financial investment) amounted to CZK 4.3 billion, which is CZK 1.7 billion less than in the preceding year. At present, the major investment project is the upgrade of Dukovany power plant; and further investment flows in waste processing and other environmental measures. This year, CZK 6.4 billion is expected to be invested in the said projects.

Due to ongoing rationalization measures related to optimization of the utility's corporate structure, the number of employees decreased y/y by 470 (i.e., 6.5%), in particular in the nuclear power plant segment. As of December 31, 2003, CEZ had 6,780 total employees, whereas at the time of its foundation in 1992 it employed as many as 16,407 employees.


In the beginning of July, the first analytical phase of the "REAS Project" commenced, in which namely the employees of individual regional energy utilities in the CEZ Group were involved. As a result of the first phase, potential savings of CZK 2 billion were identified within the whole CEZ Group. In October, the second implementation phase began, consisting among other things in integration of corporate structures of REAS (regional energy utilities in the CEZ Group) as of January 1, 2004 resulting in savings in terms of work force by 6 percent; the project is expected to be consummated by the end of this year.


"CEZ will aim to continue in the trend of good operating results in the long-term perspective. However, no longer can CEZ rely on extraordinary one-time revenues having such an extensive influence as the revenues from the sale of CEPS last year. On the contrary, we will have to get well prepared for full liberalization of the electricity market as of 2006 because market opening had a negative impact on the profitability of the majority of European energy utilities in the past. Further, we will aim to meet CEZ's aspiration to become a leader of the Central European electricity market through acquisitions abroad, and to create a functional and efficient CEZ Group by completing the integration of the regional energy utilities," concluded Martin Roman, the Chairman of the Board of Directors and Chief Executive Officer of CEZ.




                                                            (in millions of           y/y change
                                                                  CZK)
  -------------------------------------------------------------------------------------------------------
                       Total revenues                            79,998                + 42.9 %
   - revenues from electricity including support services        51,986                + 11.0 %
  -------------------------------------------------------------------------------------------------------
              Total costs excluding income tax                   61,372                + 28.0 %
  -------------------------------------------------------------------------------------------------------
                      Operating profit                           8,616                 + 8.6 %
  -------------------------------------------------------------------------------------------------------
                       Pre-tax profit                            18,626               + 131.9 %
  -------------------------------------------------------------------------------------------------------
                      After tax profit                           13,931               + 107.5 %
  -------------------------------------------------------------------------------------------------------
                      After tax profit                           5,583                 - 16.8 %
                 (without the sale of CEPS)
  -------------------------------------------------------------------------------------------------------


Note: unconsolidated figures prepared under Czech accounting standards

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   CEZ, a. s.

                                             ------------------------
                                                   (Registrant)

Date:  February 27, 2004


                                            By:/s/ Libuse Latalova
                                               --------------------------------
                                                       Libuse Latalova
                                                 Head of Finance Administration